Exhibit 3.2

Amendment to Bylaws of Brooke Capital Corporation

The Bylaws of Brooke Capital Corporation shall be amended by adding the following:

The directors shall appoint a Special Director to serve on the Board of Directors. The Special Director shall not have voting power with regard to the business of the Company except with regard to the filing of any voluntary petition under the Bankruptcy Code or other similar relief under state law. With regard to the filing of a voluntary petition under the Bankruptcy Code or other similar relief under state law, the consent of the Special Director shall be required as a condition precedent to any such filing.